Exhibit 99.2

January 25, 2013

VIA ELECTRONIC DELIVERY & OVERNIGHT MAIL

The Board of Directors
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, California 94085

Dear Members of the Board,

Potomac Capital Management II, LLC, together with its affiliates (“Potomac”), is a significant shareholder of PLX Technology, Inc. (“PLX” or the “Company”). We have carefully studied and analyzed PLX’s business, history and prospects.  We invested in the Company because we believe the stock represents compelling value.  However, for that value to be realized, PLX must pursue a strategic direction that maximizes value for shareholders.  We believe that in the current context, in order to maximize value the Board of Directors (the “Board”) and management must immediately commence a process of a thorough review of all strategic alternatives available to the Company and we do not believe that PLX should remain an independent public company.

We believe that shareholder value can best be created by capitalizing on the historic interest in PLX from potential acquirers, while leveraging the improved operating model of the Company.  However, action must be taken urgently and decisively.  Following the collapse of the Company’s contemplated transaction with Integrated Device Technology, Inc. (“IDTI”), pursuant to which IDTI would have acquired PLX, credible alternatives to the current unhealthy limbo can only come from a fair and thorough review of all strategic alternatives.  The IDTI transaction failed as a result of antitrust issues and was abandoned by the parties on December 19, 2012, in response to the decision of the United States Federal Trade Commission to file an administrative complaint challenging IDTI’s proposed acquisition of PLX.  However, we believe that other potential acquirers, including some who have already expressed interest in acquiring PLX, in whole or in part, will not face similar antitrust roadblocks.  The Company’s strengthened focus and technology leadership in its core PCI Express business, $20 million annual operating expense reduction, attractive margin profile, intellectual property and undervaluation in the public market make it an attractive target of both strategic and financial interest.  It is imperative that the Board and management translate this interest into a value-maximizing transaction.

It is no secret that even prior to the announcement of the potential transaction with IDTI, PLX was losing money and under the auspices of the majority of the current Board embarked on a failed acquisition strategy that destroyed enormous shareholder value. PLX was also facing pressure from its shareholders to sell itself.  Fellow shareholders had made the case that the combination of the emergence of PCI Express as the dominant high speed inter-connect, the strategic value of PLX’s dominant position in PCI Express switches, and the cost synergies a large acquirer could recognize, would enable the Company to achieve an acquisition value substantially higher than what the Company could achieve as a standalone business.  The IDTI transaction further demonstrated that strategic buyers could generate significant synergies from a combination with PLX.  IDTI was willing to pay a substantial premium to PLX’s share price on the day prior to the announcement of the transaction, largely on the expectation that it could generate an estimated $35 million or more of synergies from PLX by fiscal year 2014.

Perhaps most telling is the market interest in a possible acquisition of PLX during the “go-shop” period contemplated under the IDTI transaction.  According to the Company’s public filings, during the “go-shop” period, Deutsche Bank, which conducted the “go-shop” process on behalf of PLX, contacted thirty-seven (37) potential bidders to determine their level of interest in exploring an acquisition of PLX The Company entered into non-disclosure agreements with four (4) of the parties who expressed an affirmative interest in further discussing a potential transaction with PLX.  At the request of each of those four (4) parties, PLX gave management presentations about PLX’s business to each of such parties.  One interested party submitted a formal competing offer to the Company proposing a potential all-cash acquisition of PLX.  After reviewing the proposal and consulting with its financial and legal advisors, the PLX Board determined to continue to pursue the IDTI transaction instead.  Now that antitrust roadblocks have caused PLX and IDTI to abandon that deal, it is time for the Board and management of the Company to give this competing proposal some serious consideration.

All indications are that a robust and thorough evaluation of available strategic alternatives would help PLX identify far superior ways to enhance shareholder value than it could achieve as a standalone company.  Accordingly, we are puzzled by recent statements by David Raun, upon his appointment as a permanent President and CEO, that he is “…very excited about PLX’s prospects as an independent company.”  If it is indeed the case that the pursuit of this stated strategy of the Company as a standalone business is the optimal course to realizing and delivering value for shareholders, then the Board and management owe it to shareholders to explain how so.  We demand that the directors and management of PLX disclose details of their deliberations regarding any offers that the Company has received in the recent past, including interest in PLX expressed during the “go-shop” period, their assessment of the strategic alternatives available to the Company and their rationale for concluding that a rejection of such offers maximizes value for shareholders.  The Board and management must defend and explain their position why re-initiating a robust process of strategic review would not unlock maximum value for the owners of the Company.

Now, more than ever, PLX represents an attractive acquisition target for potential buyers.  Much of the work that was necessary to address issues with the Company’s bloated cost structure and failure to utilize its technological leadership position have been completed in the context of the now-abandoned IDTI transaction. Efforts to pursue a prudent strategy by divesting of non-core businesses and streamlining expenses should help to increase PLX’s appeal to potential buyers.  The divestiture of these unprofitable businesses has had only minimal impact on revenue while helping achieve reduced annual operating expenses by about $20 million, according to Mr. Raun’s public remarks.  Mr. Raun has projected that “[a]ll significant remaining costs associated with these divested products lines will be eliminated by the end of the current quarter.”  We believe that the infusion of cash from the Entropic and Aquantia transactions has further strengthened the Company’s balance sheet and has made PLX a cleaner more attractive acquisition candidate today than during the “go-shop” period of the IDTI transaction.  Accordingly, it is imperative and urgent that the Board and management immediately engage a nationally recognized investment bank and commence a robust process of exploration and evaluation of all available strategic options and value-maximizing opportunities.

We will continue to monitor PLX’s progress, including the upcoming earnings report due on Monday, January 28, 2013.  We anticipate that the Company’s reported financial results will provide further support for our proposed course of exploring all strategic alternatives available to the Company.  We hope and expect that the Board and management will consider seriously our constructive input and will act to protect shareholder interests by commencing a rigorous exploration of strategic alternatives in compliance with its fiduciary duties.  Our relentless focus is on ensuring that necessary steps are taken to build and maximize shareholder value.  Based on the Board’s response and actions and the financial condition of the business, we are fully prepared to pursue all options available to us to unlock value for the benefit of all shareholders.

Sincerely,

/s/ Eric Singer

Eric Singer
Co-managing member
Potomac Capital Management II, LLC

cc: Steve Wolosky, Esq., Olshan Frome Wolosky LLP